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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-217875

        PROSPECTUS

Advanced Disposal Services, Inc.

15,500,000 Shares

Common Stock

Offered by the Selling Stockholders

        This prospectus relates to the sale of 15,500,000 shares of our common stock (the "common stock") by certain of our existing stockholders.

        We will not receive any proceeds from the sale, if any, of common stock by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ADSW". The last reported sale price of the shares of our common stock on the NYSE on May 17, 2017, was $21.87 per share.

        You should carefully read this prospectus and any applicable free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock.

        Investing in our common stock involves risks. You should carefully consider the risk factors referred to in the section titled "Risk Factors" beginning on page 11 of this prospectus and in the documents incorporated or deemed incorporated by reference in this prospectus to read about factors you should consider before buying our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting discounts and commissions (1)	Proceeds, before expenses, to the selling stockholders

Per Share	$21.50	$0.80625	$20.69375

Total	$333,250,000	$12,496,875	$320,753,125

(1)
For additional information regarding underwriters' compensation, please see "Underwriting."

        The underwriters have the option to purchase up to an additional 2,325,000 shares from the selling stockholders, at the public offering price, less the underwriting discounts and commissions.

        The underwriters expect to deliver the shares of common stock to purchasers on or about May 23, 2017.

Joint Book-Running Managers
UBS Investment Bank	Deutsche Bank Securities	Morgan Stanley
Macquarie Capital

BofA Merrill Lynch	Barclays	Credit Suisse	Stifel
Co-Manager
First Analysis Securities Corp.

Prospectus dated May 17, 2017.

i

ABOUT THIS PROSPECTUS

        You should rely only upon the information contained in and incorporated by reference into this prospectus or in any free writing prospectus prepared by or on behalf of us. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, shares of our common stock are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations, and prospects may have changed since those dates.

        The registration statement, of which this prospectus is a part, contains more information than this prospectus regarding us and the matters discussed in this prospectus, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the SEC's website or at the SEC's offices as described below under the heading "Where You Can Find Additional Information." Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. You should read this prospectus, together with the additional information described under the heading "Where You Can Find More Information", before making your investment decision.

        Except where the context requires otherwise, references in this prospectus to "Advanced Disposal," "Company," "we," "us," and "our" refer to Advanced Disposal Services, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we say "fiscal" and the year number, as in "fiscal 2016," which refers to our fiscal year ended December 31, 2016.

 PROSPECTUS SUMMARY

        This summary highlights some of the information contained in this prospectus. This summary may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus, including "Risk Factors," the documents incorporated by reference herein, the more detailed information regarding our Company and the common stock being sold in this offering, as well as our consolidated financial statements and the related notes incorporated by reference in this prospectus, before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward looking statements. See "Cautionary Statement Concerning Forward-Looking Statements."

        We are a leading integrated provider of non-hazardous solid waste collection, transfer, recycling and disposal services, operating primarily in secondary markets or under exclusive arrangements. We have a presence in 16 states across the Midwest, South and East regions of the United States, as well as in the Commonwealth of the Bahamas, serving approximately 2.8 million residential customers and over 200,000 commercial and industrial ("C&I") customers through our extensive network of 91 collection operations, 73 transfer stations, 22 owned or operated recycling facilities and 40 owned or operated active landfills. We seek to drive financial performance in markets in which we own or operate a landfill or in certain disposal-neutral markets, where the landfill is owned by our municipal customer. In markets in which we own or operate a landfill, we aim to create and maintain vertically integrated operations through which we manage a majority of our customers' waste from the point of collection through the point of disposal, a process we refer to as internalization. By internalizing a majority of the waste in these markets, we are able to deliver high quality customer service while also ensuring a stable revenue stream and maximizing profitability and cash flow from operations. In disposal-neutral markets, we focus selectively on opportunities where we can negotiate exclusive arrangements with our municipal customers, facilitating highly-efficient and profitable collection operations with lower capital requirements.

        Geographically, we focus our business principally in secondary, or less densely populated non-urban, markets where the presence of large national providers is generally more limited. We also compete selectively in primary, or densely populated urban, markets where we can capitalize on opportunities for vertical integration through our high-quality transfer and disposal infrastructure and where we can benefit from highly-efficient collection route density. While primary markets typically offer highly efficient route densities, secondary markets provide other important advantages, such as less competition, greater opportunities to gain market share through new business and consolidation, and generally higher and more stable pricing. We maintain an attractive mix of revenue from varying sources, including residential collections, C&I collections, landfill gas and special waste streams, and fees charged to third parties for disposal in our network of transfer stations and landfills, with limited exposure to commodity sales. We are also opportunistically developing our base of recycling facilities. We also benefit from a high degree of customer diversification, with no single customer accounting for more than 2% of revenue for the year ended December 31, 2016. Our business mix and large and diverse customer base, combined with our long term contracts and historically high renewal rates, provide us with significant revenue and earnings stability and visibility.

        We intend to grow our business and expand the scope of our operations by adding new C&I customers, securing additional exclusive municipal contracts and executing value enhancing, tuck-in acquisitions, while maintaining a relentless focus on prudent cost management and pricing discipline. To this end, we are committed to investing in strategic infrastructure including the development and enhancement of our landfills, the conversion of our residential collection fleet to automated vehicles and the conversion of our collection fleet to compressed natural gas ("CNG") fueled vehicles in certain markets in which we can achieve an attractive return on our investment. In addition to our focus on growing revenues and enhancing profitability, we remain financially disciplined through our careful management of returns on equity and capital deployed.

        We were incorporated in fiscal 2012 in the state of Delaware. Our principal executive office is located at 90 Fort Wade Road, Ponte Vedra, Florida 32081. Our telephone number at that address is (904) 737-7900. Our corporate website address is www.advanceddisposal.com. Information on our website is deemed not to be a part of this prospectus. Out stock began trading on the NYSE on October 6, 2016 under the symbol "ADSW".

 THE OFFERING

Shares of common stock offered by the selling stockholders	15,500,000 shares
Option to purchase additional shares from the selling stockholders	2,325,000 shares
Shares of common stock to be outstanding immediately after this offering	88,265,250 shares
Use of proceeds	We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy

We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in the agreements governing our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Listing	Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "ADSW".

        The number of shares of common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of May 5, 2017. Unless otherwise indicated, the shares of common stock outstanding after this offering and information based thereon excludes 5,029,500 shares of common stock available for future issuance under our omnibus executive compensation plan.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The following table summarizes our historical consolidated financial information for the periods and as of the dates indicated. The summary historical consolidated financial information as of March 31, 2017 and 2016 and for the three months ended March 31, 2017 and 2016 is derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements in all material respects.

        The summary historical consolidated financial information as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements incorporated by reference in this prospectus.

        The financial data set forth in the following tables should be read in conjunction with our historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the documents incorporated by reference in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions, except per share data and percentages)
Consolidated Statement of Operations Data:
Service revenues	$347.4	$333.8	$1,404.6	$1,396.4	$1,403.0

Costs and expenses:
Operating (a)	228.9	213.2	865.5	866.6	896.1
Selling, general and administrative	45.0	45.0	157.0	152.6	154.9
Depreciation and amortization	61.4	60.8	246.9	259.1	271.4
Acquisition and development costs	0.5	0.1	0.7	1.4	0.1
Loss on disposal of assets and asset impairments (b)	0.3	0.9	1.8	21.6	6.5
Restructuring (c)	—	0.8	0.8	—	4.6

	336.1	320.8	1,272.7	1,301.3	1,333.6

Operating income	11.3	13.0	131.9	95.1	69.4
Interest expense (d)	(22.5)	(34.4)	(130.2)	(138.0)	(141.5)
Loss on debt extinguishments and modifications (d)	—	—	(64.7)	—	—
Other (expense) income, net (e)	(0.5)	0.1	6.9	(10.1)	(25.9)

Loss before income taxes	(11.7)	(21.3)	(56.1)	(53.0)	(98.0)

Benefit for income taxes (f)	(4.7)	(7.0)	(25.7)	(19.4)	(80.6)

Net loss from continuing operations	(7.0)	(14.3)	(30.4)	(33.6)	(17.4)
Income from discontinued operations, net of tax	—	—	—	—	0.3

Net loss	$(7.0)	$(14.3)	$(30.4)	$(33.6)	$(17.1)

Basic loss per share from continuing operations	$(0.08)	$(0.22)	$(0.44)	$(0.52)	$(0.27)
Diluted loss per share from continuing operations	$(0.08)	$(0.22)	$(0.44)	$(0.52)	$(0.27)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities (g)	$95.3	54.0	$237.0	$244.5	$243.2
Net cash used in investing activities (h)	(109.2)	(39.7)	(170.6)	(197.4)	(201.2)
Net cash provided by (used in) financing activities	14.4	(14.4)	(65.8)	(47.5)	(53.0)
Consolidated Balance Sheet Data (at period end):
Total assets	$3,427.2	$3,375.5	$3,369.9	$3,422.3	$3,489.5
Debt, including current portion (i)(d)	1,945.1	2,251.2	1,923.5	2,247.1	2,243.0
Total stockholders' equity (d)	828.2	466.4	829.5	489.8	528.9
Other Data:
Adjusted EBITDA from continuing operations (j)	$87.2	$86.8	$411.1	$400.0	$378.8
Adjusted EBITDA margin from continuing operations (k)	25.1%	26.0%	29.3%	28.6%	27.0%
Free cash flow (l)	$57.1	$15.9	$69.3	$69.8	$80.2

(a)
In February 2017, a waste slide occurred in one cell at our Greentree Landfill in Kersey, Pennsylvania. During the three months ended March 31, 2017, we recorded a charge in operating expenses of $5.4 million, representing our current estimate of probable costs to relocate displaced material and restore infrastructure, net of estimated insurance recoveries.

(b)
We disposed of certain businesses in the South segment for strategic reasons in June 2015 and recorded a loss on disposal of $10.9 million for fiscal 2015. Additionally, we recorded an impairment of $6.4 million during fiscal 2015 in connection with the strategic decision to divest certain businesses in the South segment and the decision not to pursue a landfill permit. In fiscal 2014, we recorded an impairment charge of $5.3 million in connection with the decision to divest a small brokerage business.

(c)
In September 2012, we announced a reorganization of our operations in anticipation of the acquisition of Veolia ES Solid Waste, Inc. in 2012 (the "Veolia Acquisition"). The $4.6 million of restructuring charges in fiscal 2014 relates to these reorganization efforts. During the first quarter of 2016, we eliminated a corporate executive position and re-aligned three districts in the Midwest segment into two districts. The $0.8 million of restructuring charges incurred during the three months ended March 31, 2016 relates to these permanent changes to our business. Adjustments reflect amounts accrued in the period; a portion of the corresponding cash expenditures were made in other fiscal periods.

(d)
In October 2016, we prepaid approximately $326.0 million of our Existing Term Loan B with our initial public offering proceeds and in November 2016, we refinanced our Term Loan B and Senior Notes. As a result, we recorded $64.7 million of losses on extinguishments and modifications of debt during the fourth quarter of fiscal 2016 and our interest expense was lower during the first quarter of fiscal 2017 and the fourth quarter of fiscal 2016.

(e)
Amounts included in other income (expense) net for fiscal 2016, 2015 and 2014 contain unrealized and realized gains/losses related to derivative instruments including a gain of $3.5 million, a loss of $15.4 million and a loss of $27.3 million, respectively, and a gain on the sale of a debt investment security of $2.5 million for fiscal 2015.

(f)
In fiscal 2014, we completed a legal entity reorganization to achieve administrative efficiencies and as such recorded a valuation allowance release of $0.9 million and $51.4 million for fiscal 2015 and fiscal 2014, respectively, related to certain net operating losses that are more likely than not to be utilized.

(g)
During the three months ended March 31, 2017, the Company entered into an Asset Transfer and Liability Assumption Agreement with BFI Waste Systems of North America, LLC. The Company received a cash payment of $24.0 million which was recorded as an operating cash flow. In exchange for this payment, the Company assumed certain post-closure liabilities of a closed portion of a landfill and became responsible for expenditures related to a gas infrastructure system. The assumed post-closure liabilities and expenditures related to the gas infrastructure system approximate the amount of the cash payment. The payments related to the assumed post-closure liabilities and expenditures related to the gas infrastructure system will be made in future periods.

(h)
During the three months ended March 31, 2017, the Company used $67.9 million of cash to fund acquisitions.

(i)
Total debt includes capital lease obligations of $45.6 million, $31.5 million, $42.5 million, $28.2 million and $23.3 million at March 31, 2017 and 2016 and December 31, 2016, 2015, and 2014, respectively.

(j)
We define EBITDA as net income (loss) from continuing operations adjusted for interest, taxes, depreciation and amortization and accretion. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash and non-recurring items as well as other adjustments permitted in calculating covenant compliance under the agreements governing our outstanding debt securities and senior secured credit facilities. We believe Adjusted EBITDA is useful to investors in evaluating our performance compared to other companies in our industry because it eliminates the effect of financing, income taxes and the accounting effects of capital spending, as well as certain items that are not indicative of our performance on an ongoing basis. Management uses Adjusted EBITDA to measure the performance of our core operations at the consolidated, segment and business unit levels and as a metric for a significant portion of our management incentive plans. EBITDA and Adjusted EBITDA are non-GAAP measures and, when analyzing our operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation or as substitutes for net income, cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with GAAP. Our calculations of EBITDA and Adjusted EBITDA are not necessarily comparable to those of similarly titled measures provided by other companies. We believe excluding, among other items, stock based compensation, restructuring costs, sale of assets and asset impairments, rebranding and integration costs and share issuance and capital market costs from Adjusted EBITDA is useful additional information in evaluating ongoing financial performance of the business and is consistent with how management evaluates performance. Our approach to these items is also consistent with the approach used in determining covenant compliance in our senior secured credit facilities and these items do not represent normal recurring cash operating expenses necessary to operate the business. We have also excluded losses and gains on derivative instruments. In fiscal 2014 we made a strategic decision to enter into fuel derivatives as economic hedges of a rise in the price of diesel fuel for fiscal 2015 and fiscal 2016. These derivatives resulted in realized losses in fiscal 2015 and fiscal 2016. We have not entered into fuel derivatives since fiscal 2014 when the economic hedges for fiscal 2015 and fiscal 2016 were put in place and have no present intention to enter into fuel derivatives in fiscal 2017. We therefore believe that excluding realized losses from fuel derivatives from our Adjusted EBITDA is useful additional information in evaluating ongoing financial performance of the business and is consistent with how management evaluates performance. In fiscal 2016, we entered into interest rate caps as economic hedges of a rise in interest rates for fiscal 2017, fiscal 2018 and the nine months ended September 30, 2019. These interest rate derivatives resulted in $1.3 million in realized and unrealized losses during the three months ended March 31, 2017 and $2.3 million in unrealized gains in fiscal 2016. We believe that excluding unrealized gains and losses from interest rate derivatives from our Adjusted EBITDA provides useful additional information in evaluating ongoing financial performance of the business as these derivatives represent a risk management tool to reduce our exposure to rising interest rates and are viewed by management as a financing cost similar to interest expense. Our approach to fuel and interest rate derivative contracts is also consistent with the approach used in determining covenant compliance in our senior secured credit facilities. The following is a reconciliation of net loss to Adjusted EBITDA.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions, except percentages)
Net loss	$(7.0)	$(14.3)	$(30.4)	$(33.6)	$(17.1)
Less income from discontinued operations, net	—	—	—	—	0.3

Loss from continuing operations	(7.0)	(14.3)	(30.4)	(33.6)	(17.4)
Additions/deductions:
Income tax benefit	(4.7)	(7.0)	(25.7)	(19.4)	(80.6)
Interest expense	22.5	34.4	130.2	138.0	141.5
Depreciation and amortization	61.4	60.8	246.9	259.1	271.4
Loss on debt extinguishments and modifications (d)	—	—	64.7	—	—
Accretion on landfill retirement obligations	3.6	3.3	13.0	13.1	13.5
Accretion on loss contracts and other long-term liabilities	0.1	0.2	0.4	0.8	0.9

EBITDA from continuing operations	75.9	77.4	399.1	358.0	329.3
EBITDA adjustments:
Acquisition and development costs	0.5	0.1	0.7	1.4	0.1
Stock based compensation (m)	4.2	0.4	5.5	3.1	2.1
Greentree expenses, net of estimated insurance recoveries (a)	5.4	—	—	—	—
Earnings in equity investee, net	(0.2)	(0.5)	(0.3)	0.3	(0.1)
Restructuring charges (c)	—	0.8	0.8	—	4.6
Loss on disposal of assets and asset impairments (b)	0.3	0.9	1.8	21.6	6.5
Unrealized loss (gain) on derivative instruments (n)(o)	0.8	(4.1)	(18.5)	(11.1)	27.3
Gain on redemption of security (e)	—	—	—	(2.5)	—
Rebranding and integration costs (p)	—	—	—	—	7.1
Write-off of share issuance and other capital market costs (q)	—	7.2	7.1	2.8	—
Other	(0.2)	(0.1)	—	—	—
Realized loss on derivative instruments (n)	0.5	4.7	14.9	26.4	1.9

Adjusted EBITDA from continuing operations	$87.2	$86.8	$411.1	$400.0	$378.8

Revenue from continuing operations	$347.4	$333.8	$1,404.6	$1,396.4	$1,403.0
Adjusted EBITDA margin from continuing operations	25.1%	26.0%	29.3%	28.6%	27.0%
(k)
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue from continuing operations.

(l)
Free cash flow is defined as net cash provided by operating activities less capital expenditures (purchases of property and equipment, excluding expenditures for significant new municipal contracts and land purchased for future landfill airspace, net of proceeds from the sale of property and equipment). The following table sets forth a reconciliation of free cash flow to net cash provided by operating activities.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Net cash provided by operating activities (g)	$95.3	$54.0	$237.0	$244.5	$243.2
Purchases of property & equipment*	(38.8)	(38.5)	(171.0)	(177.3)	(166.0)
Proceeds from sale of property & equipment	0.6	0.4	3.3	2.6	3.0

Free cash flow	$57.1	$15.9	$69.3	$69.8	$80.2

  *
  The three months ended March 31, 2017 and the fiscal year ended December 31, 2015 excludes the impact of land purchased for future airspace of $3.1 million and $2.4 million, respectively. The fiscal year ended December 31, 2014 excludes the impact of land purchases for future airspace of $8.8 million at one landfill and capital related to the start of a major municipal contract of $21.6 million.

(m)
Stock based compensation expense for the three months ended March 31, 2017 was $4.2 million due to our compensation structure shifting more towards equity based compensation and the impact of initial public offering related awards. Additionally, our annual stock options were issued during the first quarter in fiscal 2017 and these options vest 20% on the date of grant resulting in 20% of stock compensation expense being recorded on the date of grant.

(n)
In fiscal 2014, we made a strategic decision to implement a large scale economic hedge on the price of diesel fuel by entering into commodity swap agreements for 23.8 million gallons that matured in fiscal 2015 and for 13.4 million gallons that matured in fiscal 2016. For reference, we purchased approximately 25 million gallons of diesel fuel for use in our operations during fiscal 2016. Unrealized (gains)/losses represent non-cash (income)/expense in the periods in which they are reported.

(o)
In fiscal 2016, we implemented economic hedges on a rise in interest rates for fiscal 2017, fiscal 2018 and the nine months ended September 30, 2019. These hedges resulted in $1.3 million in realized and unrealized losses during the three months ended March 31, 2017 and $2.3 million in unrealized gains in fiscal 2016. These derivatives represent a risk management tool to reduce the Company's exposure to rising interest rates and are viewed by management as a financing cost similar to interest. Unrealized (gains)/losses represent non-cash (income)/expense in the periods in which they are reported.

(p)
In connection with the Veolia Acquisition and the reorganization efforts noted in Note (c) above, we incurred costs to re-brand our fleet of trucks and containers with the Advanced Disposal branding. We also incurred costs to integrate our legacy businesses together with the Veolia ES Solid Waste division. Adjustments reflect amounts accrued in the period; a portion of the corresponding cash expenditures were made in other fiscal periods.

(q)
In February 2016, we launched, but did not complete, an initial public offering process. In relation to this initial public offering process, we incurred various costs including legal costs, accounting costs, printing costs and costs to amend our senior secured credit facilities contingent on the initial public offering. Adjustments reflect amounts accrued in the period; a portion of the corresponding cash expenditures were made in other fiscal periods.

RISK FACTORS

        Investment in our common stock offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our 2016 Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K we file after the date of this prospectus, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act. The occurrence of any of these risks might cause you to lose all or part of your investment in our common stock.

Risks Related to Our Business

         Our ability to achieve future profitability will depend on our executing on our strategy and controlling costs; future results may be impacted by expiration of NOLs.

        Although our business generates significant Adjusted EBITDA and free cash flow, we have significant non-cash expenses, such as depreciation, depletion and amortization, that are common in waste management businesses and can be increased substantially by acquisitions. These non-cash expense items have had, and may continue to have, a significant impact on our reported pre-tax and after-tax profit or loss. In addition, our ability to achieve future profitability will depend on our successfully executing on our strategy of developing vertically integrated geographic operations while maintaining a consistent operational focus on prudent cost management and pricing discipline. If we fail to achieve and maintain profitability, we may be unable to utilize all of our net operating losses prior to expiration, which may affect after-tax results in subsequent periods.

         We operate in a highly competitive industry and may not be able to compete effectively with larger and better capitalized companies and governmental service providers.

        Our industry is highly competitive and requires substantial labor and capital resources. Some of the markets in which we compete or plan to compete are served by one or more large, national companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively could hinder our growth or adversely impact our operating results.

        We also compete with counties, municipalities and solid waste districts that maintain or could in the future choose to maintain their own waste collection and disposal operations, including through the implementation of flow control ordinances or similar legislation. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues, tax-exempt financing or government subsidies.

         We may lose contracts through competitive bidding, early termination or governmental action.

        We derive a significant portion of our revenues from markets in which we have exclusive arrangements, including municipal contracts. Our municipal contracts are for a specified term and are or will be subject to competitive bidding in the future. Although we intend to bid on additional municipal contracts in our target markets, we may not always, or ever, be the successful bidder. In addition, some or all of our customers, including municipalities, may terminate their contracts with us prior to their scheduled expiration dates. Similar risks may affect contracts that we are awarded to operate municipally owned assets, such as landfills.

        Governmental action may also affect our exclusive arrangements. Municipalities may annex unincorporated areas within counties where we provide collection services. As a result, our customers in such annexed areas may be required to obtain services from competitors that have been franchised by the annexing municipalities to provide those services. In addition, municipalities in which we provide services on a competitive basis may elect to franchise those services. Unless we are awarded franchises by these municipalities, we will lose customers. Municipalities may also decide to directly provide services to their residents, on an optional or mandatory basis, which may cause us to lose customers. If we are not able to replace lost revenues resulting from unsuccessful competitive bidding, early termination or the renegotiation of existing contracts with other revenues within a reasonable time period, our results of operations and financial condition could be adversely affected. Additionally, the loss of municipal contracts through competitive bidding, early termination or governmental action could cause long lived tangible and intangible assets to be impaired and require a charge against earnings.

         Our results are vulnerable to economic conditions.

        Our business and financial results would be harmed by downturns in the general economy, or in the economy of the regions in which we operate as well as other factors affecting those regions. In an economic slowdown, we experience the negative effects of decreased waste generation, increased competitive pricing pressure, customer turnover, reductions in customer service requirements, and customer business closings and bankruptcies. Two lines of business that could see a more immediate impact would be 1) construction and demolition waste collection and disposal and 2) special waste disposal. In addition, a weaker economy may result in declines in recycled commodity prices. Worsening economic conditions or a prolonged or recurring economic recession could adversely affect our operating results and expected seasonal fluctuations. Further, we cannot assure you that any improvement in economic conditions after such a downturn will result in positive improvement in our operating results or cash flows.

         Some of our customers, including governmental entities, have suffered financial difficulties affecting their credit risk, which could negatively impact our operating results.

        We provide service to a number of governmental entities and municipalities, some of which have suffered significant financial difficulties due to the downturn in the economy, reduced tax revenue and/or high cost structures. Some of these entities could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates. Many non-governmental customers have also suffered serious financial difficulties, including bankruptcy in some cases. Purchasers of our recyclable commodities can be particularly vulnerable to financial difficulties in times of commodity price volatility. The inability of our customers to pay us in a timely manner or to pay increased rates, particularly large national accounts, could negatively affect our operating results.

         Our financial and operating performance may be affected by the inability in some instances to renew or expand existing landfill permits or acquire new landfills. Further, the cost of operation and/or future construction of our existing landfills may become economically unfeasible causing us to abandon or cease operations.

        We currently own or operate 40 active landfills. Our ability to meet our financial and operating objectives may depend in part on our ability to acquire, lease or renew landfill permits, expand existing landfills and develop new landfill sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. Operating permits for landfills in states where we operate generally must be renewed periodically (typically, every five to ten years). These operating permits often must be renewed several times during the permitted life of a landfill pursuant to a process that is often time-consuming, requires numerous hearings and compliance with zoning, environmental and other requirements, is frequently challenged by special interest and other groups and may result in the denial of a permit or renewal, the award of a permit or renewal for a shorter duration than we believed was otherwise required by law or the imposition of burdensome terms and conditions that may adversely affect our results of operations. We may not be able to obtain new landfill sites in order to expand into new, non-exclusive markets or expand existing landfill sites in order to support acquisitions and internal growth in our existing markets because increased volumes would further shorten the lives of these landfills. It is also possible that the operation or expansion of existing landfills may become economically infeasible based on management's assessment of permitting issues, acceptable waste streams, available volumes and operating costs, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular landfill. Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Landfill Accounting—Amortization of Landfill Assets" in our 2016 Form 10-K.

         We could be precluded from entering into or maintaining permits or certain contracts if we are unable to obtain sufficient third-party financial assurance or adequate insurance coverage.

        Public solid waste collection, recycling and disposal contracts, and obligations associated with landfill closure and post-closure monitoring typically require us to obtain performance or surety bonds, letters of credit or other means of financial assurance to secure our contractual performance. We currently obtain performance and surety bonds from multiple financial institutions. However, if we are unable to obtain financial assurance in the future in sufficient amounts from appropriately rated sureties or at acceptable rates, we could be precluded from entering into additional municipal contracts or from obtaining or retaining landfill management contracts or operating permits. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts conditioned upon having adequate insurance coverage.

         Our accruals for our landfill site closure and post-closure costs and contamination-related costs may be inadequate.

        We are required to pay capping, closure and post-closure maintenance costs for all of our landfill sites. Our obligations to pay closure or post-closure costs or other contamination-related costs may exceed the amount we have accrued and reserved, amounts we can recover from compensating price adjustments and other amounts available from funds or reserves established to pay such costs. In addition, subsequent to the completion or closure of a landfill site, we may be liable for unforeseen environmental issues, which could result in our payment of substantial remediation costs that could adversely affect our financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Landfill Accounting—Amortization of Landfill Assets" in our 2016 Form 10-K.

         Our business requires a high level of capital expenditures.

        Our business is capital-intensive. We must use a substantial portion of our cash flows from operating activities toward capital expenditures, which reduces our flexibility to use such cash flows for other purposes, such as reducing our indebtedness. Our capital expenditures could increase if we make acquisitions or further expand our operations or as a result of factors beyond our control, such as changes in federal, state, local or non-U.S. governmental requirements. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations or impair our ability to grow our business.

         We may engage in strategic acquisitions in the future, which may pose significant risks and could have an adverse effect on our operations.

        We seek to grow through strategic acquisitions in addition to organic growth. We may engage in acquisitions in order to acquire or develop additional disposal capacity or businesses that are complementary to our core business strategy. We expect that increased consolidation in the solid waste services industry will continue to reduce the number of attractive acquisition candidates. If we identify suitable acquisition candidates, we may be unable to negotiate successfully their acquisition at a price or on terms and conditions acceptable to us, including as a result of the limitations imposed by our debt obligations. We may have to borrow money or incur liabilities in order to finance any future obligations and we may not be able to do so on terms favorable to us or at all. In addition, we may be unable to obtain the necessary regulatory approvals to complete potential acquisitions. The integration of acquired businesses and other assets may require significant management time and resources that would otherwise be available for the ongoing management of our existing operations. Furthermore, acquired assets may be subject to liabilities and risks that were not identified at the time they were acquired.

         A portion of our growth and future financial performance depends on our ability to integrate acquired businesses and the success of our acquisitions.

        One component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we are able to effectively combine the operations of acquired businesses with our existing operations. Similar risks may affect contracts that we are awarded to operate municipally-owned assets, such as landfills. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions within the time frames that we expect may cause our operating results to be less favorable than expected.

        Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our anticipated financial or strategic objectives in a given market due to factors that we cannot control, such as the price of crude oil, market position, competition, customer base, loss of key employees, third-party legal challenges or governmental actions. In addition, we may change our strategy with respect to a market or acquired businesses and decide to sell such operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets. Additionally, the loss of municipal contracts through competitive bidding, early termination or governmental action could cause long lived tangible and intangible assets to be impaired and require a charge against earnings. Similar risks may affect contracts that we are awarded to operate municipally owned assets, such as landfills.

         Each business that we acquire or have acquired may have liabilities or risks that we fail or are unable to discover, or that become more adverse to our business than we anticipated at the time of acquisition.

        It is possible that the operations or sites we have acquired in the past, or which we may acquire in the future, have liabilities or risks with respect to former or existing operations or properties, or otherwise, which we have not been able to identify and assess through our due diligence investigations. As a successor owner, we may be legally responsible for those liabilities that arise from businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully or the sellers may not have sufficient funds to perform their obligations. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and other applicable laws regardless of whether we caused or contributed to any conditions that result in such liabilities. In addition, our insurance program may not cover such sites and will not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition or operating results. Furthermore, risks or liabilities of which we are unaware or we judge to be not material or remote at the time of acquisition may develop into more serious risks to our business. Any adverse outcome resulting from such risks or liabilities could harm our operations and financial results and create negative publicity, which could damage our reputation and competitive position.

         The seasonal nature of our business and "event-driven" waste projects cause our results to fluctuate.

        Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during the winter months in the United States and reduced drilling activity during harsh weather conditions. Conversely, mild winter weather conditions may reduce demand for oil and natural gas, which may cause our customers to curtail their drilling programs, which could result in production of lower volumes of waste.

        Our business is located mainly in the Southern, Midwestern and Eastern United States. Therefore, our business, financial condition and results of operations are susceptible to downturns in the general economy in these geographic regions and other factors affecting the regions, such as state regulations and severe weather conditions.

        Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis, and increased leachate disposal costs. Certain weather conditions, including severe storms, may result in temporary suspension of our operations, which can significantly impact the operating results of the affected areas. Conversely, weather-related occurrences and other "event-driven" waste projects can boost revenues through heavier weight loads or additional work for a limited time period. These factors impact period-to-period comparisons of financial results.

         We may be subject in the normal course of business to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, result in adverse judgments, settlements or fines and create negative publicity.

        Individuals, citizens groups, trade associations, community groups or environmental activists may bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments or other financial obligations. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation and competitive position.

         Fuel supply and prices may fluctuate significantly and we may not be able to pass on cost increases to our customers.

        The price and supply of fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries and other gas producers, regional production patterns, weather conditions, political instability in oil and gas producing regions and environmental concerns. We rely on fuel to run our collection and transfer trucks and our equipment used in our transfer stations and landfill operations. Supply shortages could substantially increase our operating expenses. Additionally, as fuel prices increase, our direct and indirect operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs.

        Over the last several years, regulations have been adopted mandating changes in the composition of fuels for motor vehicles. The renewable fuel standards that the EPA sets annually affect the type of fuel our motor vehicle fleet uses. Pursuant to the Energy Independence and Security Act of 2007, the EPA establishes annual renewable fuel volume requirements and separate volume requirements for four different categories of renewable fuels (renewable fuel, advanced biofuel, cellulosic biofuel and biomass-based diesel). These volume requirements set standards for the proportion of refiners' or importers' total fuel volume that must be renewable and must take into account the fuels' impact on greenhouse gas ("GHG") emissions. These regulations are one of many factors that may affect the cost of the fuel we use.

        Our operations also require the use of products (such as liners at our landfills), the costs of which may vary with the price of petrochemicals. An increase in the price of petrochemicals could increase the cost of those products, which would increase our operating and capital costs. We are also susceptible to increases in indirect fuel fees from our vendors.

         We are expanding our CNG truck fleet, which makes us increasingly dependent on the availability of CNG and CNG fueling infrastructure and vulnerable to CNG prices.

        We currently operate CNG trucks which make up a portion of our fleet. We plan to continue to transition an additional portion of our collection fleet from diesel fuel to CNG. However, CNG is not yet broadly available in North America; as a result, we have constructed and operate natural gas fueling stations, some of which also serve the public or pre-approved third parties. Until the public and third parties in North America broadly adopt CNG, which may not be on the timetable we anticipate, it will remain necessary for us to invest capital in CNG fueling infrastructure in order to power our CNG fleet. Concerns have been raised about the potential for emissions from fueling infrastructure that serve natural gas-fueled vehicles. New regulation of, or restrictions on, CNG fueling infrastructure or reductions in associated tax incentives could increase our operating costs.

        Additionally, fluctuations in the price and supply of CNG could substantially increase our operating expenses, and a reduction in the existing cost differential between CNG and diesel fuel could materially reduce the benefits we anticipate from our investment in CNG vehicles.

         Fluctuations in the prices of commodities may adversely affect our financial condition, results of operations and cash flows.

        We collect and process recyclable materials such as paper, cardboard, plastics, aluminum and other metals for sale to third parties. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials fluctuate due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our financial condition, results of operations and cash flows.

         Increases in labor and disposal and related transportation costs could impact our financial results.

        Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees, such as truck drivers or mechanics, would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party vendors. Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labor costs during periods of declining volumes or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. Disposal and related transportation costs are a significant cost category for us. If we incur increased disposal and related transportation costs to dispose of solid waste and if we are unable to pass these costs on to our customers, our operating results would suffer.

         Efforts by labor unions could divert management attention and adversely affect operating results.

        From time to time, labor unions attempt to organize our employees. Some groups of our employees are represented by unions, and we have negotiated collective bargaining agreements with most of these groups. We are currently engaged in negotiations with other groups of employees represented by unions. Additional groups of employees may seek union representation in the future. From time to time, we are subject to unfair labor practice charges, complaints and other legal, administrative and arbitration proceedings initiated against us by unions, the National Labor Relations Board or our employees, which could negatively impact our operating results. Negotiating collective bargaining agreements could divert management attention, which could also adversely affect operating results. If we are unable to negotiate acceptable collective bargaining agreements, we may be subject to labor disruptions, such as union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

         We could face significant withdrawal liability if we withdraw either individually or as part of a mass withdrawal from participation in any underfunded multiemployer pension plans in which we participate.

        We participate in a number of "multiemployer" pension plans administered by employer and employee trustees. We make periodic contributions to these plans pursuant to our various contractual obligations to do so. In the event that we withdraw from participation in or otherwise cease our contributions to one of these plans, then applicable law regarding withdrawal liability could require us to make additional contributions to the plan if it is underfunded, and we would have to reflect that as an expense in our consolidated statement of operations and as a liability on our consolidated balance sheet. Our withdrawal liability that would be paid to any multiemployer plan would depend on the extent of the plan's funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that participate in these plans, we may decide to discontinue participation in a plan, and in that event, we could face a withdrawal liability. Some multiemployer plans in which we participate may from time to time have significant underfunded liabilities. Such underfunding could increase the size of our potential withdrawal liability.

         Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

        We maintain high deductible insurance policies for automobile, general, employer's, environmental, directors' and officers', employment practices and fiduciary liability as well as for employee group health insurance, property insurance and workers' compensation. We carry umbrella policies for certain types of claims to provide excess coverage over the underlying policies and per incident deductibles. The amounts that we self-insure could cause significant volatility in our operating margins and reported earnings based on the occurrence and claim costs of incidents, accidents, injuries and adverse judgments. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and our third-party claims administrator. To the extent these estimates are inaccurate, we may recognize substantial additional expenses in future periods that would reduce operating margins and reported earnings. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies. A punitive damage award could have an adverse effect on our reported earnings in the period in which it occurs. Significant increases in premiums on insurance that we retain also could reduce our margins.

         We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

        In accordance with Generally Accepted Accounting Principles ("GAAP"), we capitalize certain expenditures and advances relating to disposal site development, expansion projects, acquisitions, software development costs and other projects. Additionally, we record long term tangible and intangible assets in relation to businesses we acquire. Events that could, in some circumstances, lead to an impairment of these assets include, but are not limited to, shutting down a facility or operation, abandoning a development project, the denial of an expansion permit or the loss of a municipal contract through the competitive bidding process, early termination or government action. Additionally, declining waste volumes and development of, and customer preference for, alternatives to traditional waste disposal could warrant asset impairments. If we determine an asset or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such asset or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if such impairment tests indicate that the fair value of a reporting unit is below its carrying value. Any such charges could have a material adverse effect on our results of operations.

         We depend significantly on the services of the members of our senior, regional and local management teams, and the departure of any of those persons could cause our operating results to suffer.

        Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams. The loss of the services of any member of our senior, regional or local management or the inability to hire and retain experienced management personnel could have a material adverse effect on us.

         If we are not able to develop new service offerings or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

        Our existing and proposed service offerings to customers may require that we invest in, develop or license, and protect, new technologies. We may experience difficulties or delays in the research, development, production or marketing of new services, which may negatively impact our operating results and prevent us from recouping or realizing a return on the investments required to bring new services to market. We and others in the industry are increasingly focusing on new technologies that provide alternatives to traditional disposal and maximize the resource value of waste. If a competitor develops or obtains exclusive rights to a breakthrough technology that provides a revolutionary change in traditional waste management, our financial results may suffer.

         Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

        Provision of environmental and waste management services involves risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could potentially result in releases of hazardous materials, injury or death of employees and others or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction.

        While we seek to minimize our exposure to such risks through comprehensive training and compliance programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

         The adoption of new accounting standards or interpretations could adversely affect our financial results.

        Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. Recent actions and public comments from the SEC have focused on the integrity of financial reporting. The Financial Accounting Standards Board (the "FASB") has recently introduced several new or proposed accounting standards, or is developing new proposed standards, which would represent a significant change from current industry practice. In addition, many companies' accounting policies are being subjected to heightened scrutiny by regulators and the public. While our financial statements have been prepared in accordance with GAAP, we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements in the future.

         We are subject to substantial governmental regulation and failure to comply with these requirements, as well as enforcement actions and litigation arising from an actual or perceived breach of such requirements, could subject us to fines, penalties and judgments, and impose limits on our ability to operate and expand.

        We are subject to potential liability and restrictions under environmental laws and regulations, including those relating to the transportation, recycling, treatment, storage and disposal of wastes, discharges of pollutants to air and water, and the remediation of contaminated soil, surface water and groundwater. The waste management industry has been and will continue to be subject to regulation, including permitting and related financial assurance requirements, as well as attempts to further regulate the industry, including efforts to regulate the emission of GHG. Our operations are subject to a wide range of federal, state and, in some cases, local environmental, odor and noise and land use restrictions. Further restrictions could include:

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  limitations on siting and constructing new waste disposal, transfer, recycling or processing facilities or on expanding existing facilities;

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  regulations or levies on collection and disposal prices, rates and volumes;

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  limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste;

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  mandates regarding the management of solid waste, including requirements to recycle, divert or otherwise process certain waste, recycling and other streams; or

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  limitations or restrictions on the recycling, processing or transformation of waste, recycling and other streams.

        Regulations affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial. In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. These permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

        We also have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills. We establish accruals for these estimated costs, but we could underestimate such accruals. Environmental regulatory changes could accelerate or increase capping, closure, post-closure and remediation costs, requiring our expenditures to materially exceed our current accruals.

        Legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste and certain types of flow control, or judicial interpretations of interstate waste and flow control legislation, could adversely affect our solid and hazardous waste management services.

        Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the United States. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to take over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the United States; however, state and local governments could, and in some cases have, taken steps to implement EPR regulations. If wide-ranging EPR regulations were adopted, they could have a fundamental impact on the waste streams we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage could have a material adverse effect on our financial condition, results of operations and cash flows.

        Enforcement or implementation of foreign regulations can affect our ability to export products. In 2013, the Chinese government began to strictly enforce regulations that establish limits on moisture and non-conforming materials that may be contained in imported recycled paper and plastics. The higher quality expectations resulting from initiatives such as Operation Green Fence can drive up operating costs in the recycling industry, particularly for single stream material recycling facilities ("MRF"). Single stream MRFs process a wide range of commingled materials and tend to receive a higher percentage of non-recyclables, which results in increased processing and residual disposal costs. If Operation Green Fence or other similar initiatives or new regulations increase our operating costs in the future, and we are not able to recapture those costs from our customers, such regulations could have a material adverse effect on our results of operations.

        If we are not able to comply with the requirements that apply to a particular facility or if we operate without the necessary approvals or permits, we could be subject to administrative or civil, and possibly criminal, fines and penalties, and we may be required to spend substantial capital to bring an operation into compliance, to temporarily or permanently discontinue activities and/or take corrective actions, possibly including the removal or relocation of landfilled materials. We may be liable for any environmental damage that our current or former facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, or to natural resources. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or our predecessors arranged or conducted. Those costs or actions could be significant to us and impact our results of operations, cash flows and available capital. We may not have sufficient insurance coverage for our environmental liabilities, such coverage may not cover all of the potential liabilities to which we may be subject and we may not be able to obtain insurance coverage in the future at reasonable expense or at all.

        We may make additional acquisitions from time to time in the future, and we have tried and will continue to try to evaluate and limit environmental risks and liabilities presented by businesses to be acquired prior to the acquisition. It is possible that some liabilities, including ones that may exist only because of the past operations of an acquired business, may prove to be more difficult or costly to address than we anticipate.

        It is also possible that government officials responsible for enforcing environmental laws and regulations may believe an issue is more serious than we expect, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a needed permit, prevent us from, or delay us in, obtaining or renewing permits to operate or expand our facilities, or harm our reputation.

         Future changes in regulations applicable to oil and gas drilling and production could adversely affect our energy services business.

        Our energy services business may be adversely affected if drilling activity slows due to industry conditions beyond our control, in addition to changes in oil and gas prices. Changes in laws or government regulations regarding GHG emissions from oil and gas operations and/or hydraulic fracturing could increase our customer's costs of doing business and reduce oil and gas exploration and production by customers. Recently, there has been increased attention from the public, some states and the EPA to the alleged potential for hydraulic fracturing to impact drinking water supplies. There is also heightened regulatory focus on emissions of methane that occur during drilling and transportation of natural gas, as well as protective disposal of drilling residuals. Increased regulation of oil and gas exploration and production and new rules regarding the treatment and disposal of wastes associated with exploration and production operations could increase our costs to provide oilfield services, decrease demand for our energy services business and reduce our margins and revenue from such services.

         Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities.

        There is risk of incurring significant environmental, health and safety liabilities in the use, treatment, storage, transfer and disposal of waste materials. Under applicable environmental laws and regulations, we could be liable if our operations have a negative impact on human health or cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could also be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. This risk is of particular concern as we execute our growth strategy, partially through acquisitions, because we may be unsuccessful in identifying and assessing potential liabilities during our due diligence investigations. Further, the counterparties in such transactions may be unable to perform their indemnification obligations owed to us. Our operations include the hauling of medical waste and the hauling and disposal of asbestos. If, notwithstanding our efforts, we inadvertently arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and, under applicable law, we are treated as a successor to the prior owner, we could be held liable. Any substantial liability for environmental damage or violations of health and safety laws and regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

        In the ordinary course of our business, we have in the past, we are currently, and we may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

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  agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need;

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  local communities, citizen groups, landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject or seek to impose liability on us for environmental damage.

        We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

         The adoption of climate change legislation or regulations restricting emissions of GHGs could increase our costs to operate.

        Our landfill operations emit methane, which is identified as a GHG. There are a number of legislative and regulatory efforts at the state, regional and federal levels to curtail the emission of GHGs to ameliorate the effect of climate change. On August 3, 2015, the EPA finalized the Clean Power Plan rule, which regulates CO2 emissions from existing power plants, and the Carbon Pollution Standards for new, modified, and reconstructed power plants. Also, on January 14, 2015, the Obama Administration announced the goal of limiting methane emissions via a host of proposed and anticipated regulations directed at the oil and gas industry. On July 15, 2016, the EPA published updates to its 1996 Emission Guidelines for existing MSW landfills that further reduce methane emissions. In a simultaneous rulemaking, the EPA published updated requirements for reducing methane emissions from new and modified landfills. Comprehensive federal climate change legislation could impose costs on our operations that might not be offset by the revenue increases associated with our lower-carbon service options, the materiality of which we cannot predict. In 2010, the EPA published a PSD and Title V GHG Tailoring Rule, which expanded the EPA's federal air permitting authority to include the six GHGs. The rule sets new thresholds for GHG emissions that define when the Clean Air Act of 1970, as amended (the "Clean Air Act"), permits are required. In August 2016, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") finalized a national program that would establish the next phase of GHG emissions and fuel efficiency standards for medium and heavy-duty vehicles. Industry groups have filed legal challenges to the rulemaking before the D.C. Circuit Court of Appeals. On May 8, 2017, the D.C. Circuit Court of Appeals granted a motion by the EPA and the NHTSA to hold the litigation challenging the rule in abeyance while the agencies evaluate a petition to reconsider the rule filed by one of the rule's challengers. The current requirements of these rules have not significantly affected our operations or cash flows, due to the tailored thresholds and exclusions of certain emissions from regulation. However, if certain changes to these regulations were enacted, such as lowering the thresholds or the inclusion of biogenic emissions, then the amendments could have an adverse effect on our operating costs.

         Future changes in laws or renewed enforcement of laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results.

        Various state and local governments have enacted, or are considering enacting, laws and regulations that restrict the disposal within the jurisdiction of solid waste generated outside the jurisdiction. In addition, some state and local governments have promulgated, or are considering promulgating, laws and regulations which govern the flow of waste generated within their respective jurisdictions. These "flow control" laws and regulations typically require that waste generated within the jurisdiction be directed to specified facilities for disposal or processing, which could limit or prohibit the disposal or processing of waste in our transfer stations and landfills. Such flow control laws and regulations could also require us to deliver waste collected by us within a particular jurisdiction to facilities not owned or controlled by us, which could increase our costs and reduce our revenues. In addition, such laws and regulations could require us to obtain additional costly licenses or authorizations to be deemed an authorized hauler or disposal facility.

         The waste management industry is undergoing fundamental change as traditional waste streams are increasingly viewed as renewable resources and changes in laws and environmental policies may limit the items that enter the waste stream, any of which may adversely impact volumes and tipping fees at our landfills. Alternatives to landfill disposal may cause our revenues and operating results to decline.

        As we have continued to develop our landfill capacity, the waste management industry has increasingly recognized the value of the waste stream as a renewable resource and new alternatives to landfilling are being developed that seek to maximize the renewable energy and other resource benefits of waste. We are increasingly competing with companies that seek to use parts of the waste stream as feedstock for renewable energy supplies. In addition, environmental initiatives, such as product stewardship and EPR, which hold manufacturers or other actors in the product life cycle responsible for the disposal of manufactured goods, may reduce the volume of products that enter the waste stream. Further, there may be changes in the laws that reclassify items in the waste stream as hazardous or that prohibit the disposal of certain wastes in our landfills. These alternatives and changes in laws may impact the demand for landfill space, which may affect our ability to operate our landfills at full capacity, as well as the tipping fees and prices that we can charge for utilization of landfill space. As a result, our revenues and operating margins could be adversely affected.

        Counties and municipalities in which we own and operate landfills may be required to formulate and implement comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs. Some state and local governments prohibit the disposal of certain types of wastes, such as yard waste, at landfills. Such actions have reduced and may in the future further reduce the volume of waste going to landfills in certain areas, which may affect our ability to operate our landfills at full capacity and could adversely affect our operating results.

         We rely on computer systems to run our business and security breaches could disrupt or damage our internal operations, information technology systems or reputation and expose us to litigation risk.

        We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. Inabilities and delays in implementing new systems can also affect our ability to realize projected or expected cost savings.

        We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, hacking, cyber-attack, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers' personal information, private information about employees, and our financial and strategic information. Further, as we pursue our strategy to grow through strategic acquisitions in addition to internal growth, our technological presence and corresponding exposure to cybersecurity risk will increase. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

        Despite our implementation of network security measures, computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

        Many states have adopted breach of data security statutes or regulations that require notification to consumers if the security of their personal information is breached. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead customers to request that we take additional measures to enhance security. As a result, we may have to modify our business with the goal of further improving data security, which would result in increased expenses and operating complexity.

Risks Related to Our Indebtedness

         Our indebtedness could adversely affect our financial condition and limit our financial flexibility.

        As of March 31, 2017, we had approximately $1,945.1 million of indebtedness outstanding and cash interest expense of $14.8 million for the three months ended March 31, 2017. We may incur additional debt in the future. This amount of our indebtedness could:

  •
  increase our vulnerability to general adverse economic and industry conditions or increases in interest rates;

  •
  limit our ability to obtain additional financing or refinancing at attractive rates;

  •
  require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures, dividends, share repurchases and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage relative to our competitors with less debt.

        Further, our outstanding indebtedness is subject to financial and other covenants, which may be affected by changes in economic or business conditions or other events that are beyond our control. If we fail to comply with the covenants under any of our indebtedness, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness. In order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or stock repurchases, selling assets, restructuring or refinancing all or part of our existing debt or seeking additional equity capital, any of which may not be available on terms that are favorable to us, if at all.

         Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on incurring additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.

         Our debt agreements contain restrictions that limit our flexibility in operating our business.

        The agreements governing our outstanding indebtedness and our existing senior secured credit facilities contain various covenants that limit our ability to engage in specified types of transactions. These covenants may limit our ability and the ability of our restricted subsidiaries, under certain circumstances, to, among other things:

  •
  incur additional indebtedness and issue certain preferred stock;

  •
  pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

  •
  place limitations on distributions from restricted subsidiaries;

  •
  issue or sell capital stock of restricted subsidiaries;

  •
  guarantee certain indebtedness;

  •
  make certain investments;

  •
  sell or exchange assets;

  •
  enter into transactions with affiliates;

  •
  create certain liens; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

        A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our existing revolving credit facility, permit the lenders to call the loans or cease making loans to us.

         We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

        We may enter into interest rate caps to limit our exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the strike price in the derivative contracts. We will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate caps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate caps. See Note 7, Derivative Instruments and Hedging Activities, to our audited consolidated financial statements included in our 2016 Form 10-K and Note 6, Derivative Instruments and Hedging Activities, to our unaudited condensed consolidated financial statements included in our 2017 Q1 Form 10-Q.

Risks Related to this Offering and Ownership of Our Common Stock

         Our stock price may fluctuate significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

        The trading price of our common stock may experience volatility following this offering. Market volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at or above the public offering price due to a number of factors such as those listed in "—Risks Related to Our Business" and the following:

  •
  results of operations that vary from the expectations of securities analysts and investors;

  •
  results of operations that vary from those of our competitors;

  •
  changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

  •
  declines in the market prices of stocks generally, or those of waste management companies;

  •
  strategic actions by us or our competitors;

  •
  announcements by us or our competitors of significant contracts, new services or products, acquisitions, joint ventures, other strategic relationships or capital commitments;

  •
  changes in general economic or market conditions or trends in our industry or markets;

  •
  future sales of our common stock or other securities;

  •
  investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

  •
  announcements relating to litigation;

  •
  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

  •
  the development and sustainability of an active trading market for our stock;

  •
  changes in accounting principles; and

  •
  other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

        These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

        In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

         Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

        We intend to retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants contained in our existing indebtedness and may be limited by covenants contained in any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

         If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

        The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

         Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

        The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

        Certain provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

        These provisions will provide for, among other things:

  •
  a classified board of directors with staggered three-year terms;

  •
  the ability of our board of directors to issue one or more series of preferred stock;

  •
  advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

  •
  certain limitations on convening special stockholder meetings;

  •
  the removal of directors for cause and only upon the affirmative vote of holders of a majority of the shares of common stock entitled to vote in the election of directors; and

  •
  that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote.

        These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

         Affiliates of Highstar Capital LP may continue to influence our policies and decisions and their interests may conflict with ours or yours in the future.

        Affiliates of Highstar Capital LP ("Highstar Capital") beneficially own approximately 48% of our common stock prior to this offering and are expected to own 34% of our common stock subsequent to this offering. Under our Stockholders Agreement with Highstar Capital, we have agreed to nominate to our board individuals designated by Highstar Capital in numbers proportionate to their ownership of our common stock. For so long as Highstar Capital and its affiliates continue to own a significant percentage of our common stock, Highstar Capital will still be able to significantly influence the composition of our board of directors and thereby influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

        So long as Highstar Capital continues to own a significant amount of our combined voting power, Highstar Capital will continue to be able to strongly influence or effectively control our decisions. In addition, Highstar Capital will be able to significantly affect the outcome of all matters requiring stockholder approval and likely will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

        Until October 6, 2017, we are not required to have a majority of independent directors, our audit committee, nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

        We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC's website at www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate website at www.advanceddisposal.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus (including all documents we so file after the date of this registration statement and prior to the effectiveness of this registration statement) and prior to the termination of the offering under this prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

  •
  Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 24, 2017 (the "2016 Form 10-K").

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 8, 2017 (the "2017 Q1 Form 10-Q").

  •
  Current Report on Form 8-K, filed with the SEC on May 3, 2017.

  •
  Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2017 (portions thereof incorporated by reference in Part III of the 2016 Form 10-K).

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed on October 5, 2016, including all amendments and reports filed for the purpose of updating such description.

        We will provide without charge to each person a copy of any and all of the documents referred to herein, who makes a written or oral request, by writing or calling us at the following address or telephone number:

Advanced Disposal Services, Inc.
90 Fort Wade Road
Ponte Vedra, FL 32081
Attention: Investor Relations
Telephone: +1 (904) 737-7900

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference "forward-looking statements" within the meaning of the U.S. federal securities laws. All statements other than statements of historical facts in this document, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all, of these statements can be found by looking for words like "expect," "anticipate," "goal," "project," "plan," "believe," "seek," "will," "may," "forecast," "estimate," "intend" and "future" and similar words. Statements that address activities, events or developments that we intend, expect or believe may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act, and section 21E of the Exchange Act. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements.

        Examples of these risks, uncertainties and other factors include, but are not limited to:

  •
  our ability to achieve future profitability will depend on us executing our strategy and controlling costs; future results may be impacted by the expiration of net operating losses;

  •
  we operate in a highly competitive industry and the inability to compete effectively with larger and better capitalized companies and governmental service providers;

  •
  our results are vulnerable to economic conditions;

  •
  we may lose contracts through competitive bidding, early termination or governmental action;

  •
  some of our customers, including governmental entities, have suffered financial difficulties affecting their credit risk, which could negatively impact our operating results;

  •
  our financial and operating performance may be affected by the inability in some instances to renew or expand existing landfill permits or acquire new landfills. Further, the cost of operation and/or future construction of our existing landfills may become economically unfeasible causing us to abandon or cease operations;

  •
  we could be precluded from maintaining permits or entering into certain contracts if we are unable to obtain sufficient third-party financial assurance or adequate insurance coverage;

  •
  our accruals for our landfill site closure, post-closure and contamination related costs may be inadequate;

  •
  our cash flow may not be sufficient to finance our high level of capital expenditures;

  •
  our acquisitions, including our ability to integrate acquired businesses, or that the acquired businesses may have unexpected risks or liabilities;

  •
  the seasonal nature of our business and "event-driven" waste projects that could cause our results to fluctuate;

  •
  we may be subject in the normal course of business to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, result in adverse judgments, settlements or fines and create negative publicity;

  •
  fuel supply and prices may fluctuate significantly and we may not be able to pass on cost increases to our customers;

  •
  fluctuations in the prices of commodities may adversely affect our financial condition, results of operations and cash flows;

  •
  increases in labor and disposal costs and related transportation costs could adversely impact our financial results;

  •
  efforts by labor unions could divert management attention and adversely affect operating results;

  •
  we depend significantly on the services of the members of our senior, regional and local management teams, and the departure of any of those persons could cause our operating results to suffer;

  •
  we are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected;

  •
  a cybersecurity incident could negatively impact our business and our relationships with customers;

  •
  operational and safety risks, including the risk of personal injury to employees and others;

  •
  we are subject to substantial governmental regulation and failure to comply with these requirements, as well as enforcement actions and litigation arising from an actual or perceived breach of such requirements, could subject us to fines, penalties and judgments, and impose limits on our ability to operate and expand;

  •
  our operations being subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities;

  •
  future changes in laws or renewed enforcement of laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results;

  •
  fundamental change in the waste management industry as traditional waste streams are increasingly viewed as renewable resources and changes in laws and environmental policies may limit the items that enter the waste stream, any of which may adversely impact volumes and tipping fees at our landfills. Alternatives to landfill disposal may cause our revenues and operating results to decline;

  •
  risks associated with our substantial indebtedness and working capital deficit; and

  •
  risks associated with our ability to implement our growth strategy as and when planned.

        There may be other factors, many of which are beyond our control, that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2016 Form 10-K and our 2017 Q1 Form 10-Q. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

        The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017.

        You should read the following table in conjunction with the information contained or incorporated by reference in this prospectus, including "Summary Consolidated Financial Information and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2017
(in millions)
Cash and cash equivalents	$1.7

Long-term debt and capital lease obligations:
Revolving credit facility (1)	$22.0
Term Loan B	1,476.3
5 5/8% Senior Notes due 2024	425.0
Capital lease obligations	45.6
Other debt	13.9

Total debt	$1,982.8

Stockholders' Equity:
Common stock: $.01 par value, 1,000,000,000 shares authorized, 88,263,804 shares issued and outstanding	$0.9
Additional paid-in capital	1,475.9
Accumulated deficit	(648.6)

Total stockholders' equity	828.2

Total capitalization	$2,811.0

(1)
As of May 10, 2017, we had $32 million of outstanding borrowings under our revolving credit facility.

 SELLING STOCKHOLDERS

        This prospectus relates to the resale of up to a total of 15,500,000 shares of common stock by the selling stockholders. The underwriters have the option to purchase up to an additional 2,325,000 shares from the selling stockholders. On October 12, 2016, we entered into a registration rights agreement with the selling stockholders pursuant to which we agreed to prepare and file a registration statement to permit the resale of the shares covered by this prospectus. The selling stockholders identified below may currently hold or acquire at any time shares of common stock in addition to those registered hereby.

        Certain of our directors serve as nominees of Highstar Capital and BTG under a Stockholders Agreement we entered into. See "Description of Capital Stock—Stockholders Agreement" for more information.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to the table below and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

        Our calculation of the beneficial ownership is based on 88,265,250 shares of our common stock outstanding as of May 5, 2017.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of Option to Purchase Additional Shares		Shares Beneficially Owned After This Offering Assuming Full Exercise of Option to Purchase Additional Shares
Name	Number	Percent	Number	Percent	Number	Percent
Star Atlantic Waste Holdings, L.P. (1)	41,985,997	47.6%	29,813,350	33.8%	27,987,453	31.7%
BTG Pactual International Portfolio Fund II SPC, Segregated Portfolio BTGPH Corp Hedge (2)	4,578,316	5.2%	1,250,963	1.4%	751,860	0.9%

(1)
Star Atlantic GP Inc. ("Star Atlantic GP") was the general partner, and Star Atlantic Waste Holdings, L.P. ("Star Atlantic") was a limited partner, of Star Atlantic Waste Holdings II, L.P. ("Star Atlantic II"), which held shares in Advanced Disposal Waste Holdings Corp., our former parent company prior to our initial public offering. On October 12, 2016, our former parent company, which owned all of our outstanding common stock prior to the initial public offering, was merged with and into us, with the Company as the surviving corporation. In the merger, all of our issued and outstanding shares of common stock held by our former parent company were canceled, and pre-merger holders of the capital stock of our parent company received shares of our Common Stock. Immediately after our initial public offering, Star Atlantic II distributed to Star Atlantic 41,985,997 shares of our Common Stock that it received in the merger. PineBridge Highstar (SPE) LLC serves as the general partner of Star Atlantic GP and has delegated management authority for Star Atlantic GP to Highstar Capital LP ("Highstar Capital"). Highstar Capital is a registered investment adviser. Highstar Capital also serves as the investment manager for Star Atlantic. Star Atlantic is the direct holder of the shares of Common Stock reported in the table above. The principal business address of each of the entities and persons identified in this and the paragraph above is Highstar Capital, 277 Park Avenue, 45th floor, New York, New York 10172.

(2)
BTG Pactual International Portfolio Fund II SPC, Segregated Portfolio BTGPH Corp Hedge ("BTG") is wholly owned by Banco BTG Pactual S.A.-Cayman Islands Branch ("Cayman Branch"). Cayman Branch is a branch of Banco BTG Pactual S.A. (the "Bank") duly incorporated in the Cayman Islands. The Bank is directly controlled by BTG Pactual Holding S.A. ("Holdings") which in turn is directly controlled by BTG Pactual G7 Holding S.A. ("G7"). As a consequence, G7 is the indirect controller of the Bank. G7 is controlled and wholly owned by Marcelo Kalim, Roberto Balls Sallouti, James Marcos de Oliveira, Guilherme da Costa Paes, Persio Arida, Renato Monteiro dos Santos and Antonio Carlos Canto Porto Filho. The principal business address of Cayman Branch is Harbour Place, 5th floor, 103 South Church Street, P.O. Box 1353GT, Grand Cayman, Cayman Islands, KYI-1108. The principal business address of the Bank is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Holdings is Av. Brigadeiro Faria Lima, 3477, 14th Floor, part, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil. The principal business address of G7 is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Marcelo Kalim, Roberto Balls Sallouti, James Marcos de Oliveira, Guilherme da Costa Paes, Persio Arida, Renato Monteiro dos Santos and Antonio Carlos Canto Porto Filho is Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms and provisions of our capital stock, our certificate of incorporation and bylaws, and other rights of holders of our capital stock, including our Stockholders Agreement (as defined herein) as currently in effect. This description is not complete and may not contain all the information you should consider before investing in our capital stock. For more complete information, you should read our certificate of incorporation, bylaws, and the Stockholders Agreement, copies of which are incorporated by reference herein.

Authorized Capitalization

        Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

  Voting Rights

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of the directors, and holders of less than a majority of such shares will be unable to elect any director.

  Dividends

        Under our certificate of incorporation, subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Our senior secured credit facilities and the indenture governing our 5.625% senior notes due 2024 impose restrictions on our ability to declare dividends on our common stock.

  Preemptive Rights

        The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. In the event that we grant any preemptive rights with respect to our common stock to any person, Highstar Capital, BTG, and CPPIB, and their affiliates, as applicable, so long as they have the right to nominate a designee to our board, shall be entitled to preemptive rights no less favorable than those granted to such person.

  Redemption or Sinking Fund

        There are no redemption or sinking fund provisions applicable to the common stock.

  Liquidation or Dissolution

        In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        There are 100,000,000 shares of authorized preferred stock which, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the NYSE, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. No shares of preferred stock are issued or outstanding as of the date of this prospectus.

Limitations on Directors' Liability

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors which, in some cases, are broader than the specific indemnification provisions contained under Delaware law.

        In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

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  any breach of his or her duty of loyalty to us or our stockholders;

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  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

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  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

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  any transaction from which the director derived an improper personal benefit.

        This provision does not affect a director's liability under the federal securities laws.

        To the extent our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, our bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

        The Delaware General Corporation Law (the "DGCL") permits corporations to adopt provisions that renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders. In recognition that our directors and officers may serve as (i) directors, officers and/or employees of Highstar Capital, BTG or CPPIB and their respective affiliates or (ii) as directors, officers and/or employees of other businesses engaged in designing, developing, providing services to, managing, owning or investing in waste management companies ("Dual Role Persons"), our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Dual Role Persons. Specifically, none of the Dual Role Persons will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a Dual Role Person acquires knowledge of a potential transaction or matter outside of his or her capacity as a director of Advanced Disposal which may be a corporate opportunity, we will not have any expectancy in such corporate opportunity, and the Dual Role Person will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that a Dual Role Person acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to a Dual Role Person, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy.

Anti-Takeover Provisions

        In addition to the voting rights that Highstar Capital and its affiliates will have upon completion of this offering as a result of its ownership of our common stock, some provisions of Delaware law contain, and our certificate of incorporation and our bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, these provisions will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

  Delaware Law

        We are governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

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  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by directors who are also officers of the corporation; or

  •
  subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

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  Number of Directors; Removal; Vacancies.  Our certificate of incorporation provides that the number of our directors can be increased or decreased by the board of directors without shareholder approval. Directors may only be removed for cause by a majority of shares entitled to vote. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office and not by the stockholders. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by removing directors and filling the resulting vacancies with its own nominees.

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  Classified Board of Directors.  Our board of directors is classified into three classes of approximately equal size, each of which will hold office for a staggered three-year term. The existence of a classified board of directors could delay a successful tender offer or from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

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  Stockholder Action.  Our stockholders are not permitted to take action by written consent.

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  Special Meetings of Stockholders.  Our certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

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  Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. Under these provisions, a timely notice must be received at our principal executive office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year's annual meeting of stockholders, or in the case of a special meeting of the stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

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  No Cumulative Voting.  The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not provide for cumulative voting.

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  Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the stockholders, to issue undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

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  Amendments.  Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office. Our certificate of incorporation provides that certain provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class, including the provisions providing for a classified board of directors (the election and term of our directors).

Stockholders Agreement

        In connection with our initial public offering, we entered into a stockholders agreement (the "Stockholders Agreement") with Highstar Capital, CPPIB and BTG. This agreement grants Highstar Capital the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors, at such time, as long as Highstar Capital and its affiliates beneficially own at least 50% of the shares of our common stock; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as Highstar Capital and its affiliates beneficially own at least 40% but less than 50% of the shares of our common stock; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as Highstar Capital and its affiliates beneficially own at least 30% but less than 40% of the shares of our common stock; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as Highstar Capital and its affiliates beneficially own at least 20% but less 30% of the shares of our common stock; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as Highstar Capital and its affiliates beneficially own at least 5% but less than 20% of the shares of our common stock. For purposes of calculating the number of directors that Highstar Capital is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number (e.g., one and one quarter directors shall equate to two directors) and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors.

        This agreement also grants to each of CPPIB and BTG the right to nominate to our Board of Directors one designee, as long as CPPIB, and its affiliates, or BTG, and its affiliates, as applicable collectively beneficially own at least 5% of the outstanding shares of our common stock.

        In addition, in the event a vacancy on the board of directors is caused by the death, retirement or resignation of a Highstar Capital, CPPIB or BTG director-designee, Highstar Capital, CPPIB or BTG, or their affiliates, as applicable, to the fullest extent permitted by law, have the right to have the vacancy filled by a new director-designee of Highstar Capital, CPPIB or BTG, as applicable.

Listing

        Our common stock is listed on the NYSE under the symbol "ADSW".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) associated with the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, and any changes may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary. The authorities on which this discussion is based are subject to various interpretations and there can be no assurance that the IRS or the courts will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws. This summary is limited to Non-U.S. Holders who hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). In addition, because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the U.S. federal income tax laws, including, without limitation, brokers or dealers in securities, insurance companies, banks or other financial institutions, hybrid entities, regulated investment companies, real estate investment trusts, tax-exempt organizations or accounts, persons holding common stock as a part of a hedging, integrated, conversion transaction, straddle or other risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons subject to the alternative minimum tax or the Medicare tax on net investment income, entities or arrangements treated as partnerships for U.S. federal income tax purposes or investors in such entities, persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services, certain former U.S. citizens or long-term residents, "controlled foreign corporations" or "passive foreign investment companies" within the meaning of the Code, and persons deemed to sell our common stock under the constructive sale provisions of the Code.

        Non-U.S. Holders are urged to consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

  Non-U.S. Holder Defined

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not any of the following for U.S. federal income tax purposes:

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  an entity or arrangement treated as a partnership;

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

  Distributions

        We do not anticipate making distributions on our common stock in the foreseeable future. However, if distributions of cash or property (other than certain pro rata stock distributions) are made to Non-U.S. Holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder's basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of that common stock as described below under "—Gain on Disposition of Our Common Stock."

        Except as described in the next paragraph and subject to the discussions of backup withholding and FATCA, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, the Non-U.S. Holder must provide the applicable withholding agent in a timely manner a properly completed IRS Form W-8BEN or W-8BEN-E, whichever is applicable, or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number and certifying qualification for the reduced rate. A Non-U.S. Holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If the Non-U.S. Holder holds the common stock through a financial institution or other agent acting on the Non-U.S. Holder's behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

        Dividends received by a Non-U.S. Holder that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty requires, that are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), are exempt from such withholding tax. In order to claim this exemption, the Non-U.S. Holder must provide the applicable withholding agent with a properly completed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates, net of certain deductions and credits, and generally in a manner applicable to U.S. persons. In addition, dividends received by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes that are effectively connected with such Non-U.S. Holder's conduct of a U.S. trade or business may also, subject to certain adjustments, be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

  Gain on Disposition of Our Common Stock

        Subject to the discussions of backup withholding and FATCA, Non-U.S. Holders generally will not be required to pay U.S. federal income tax, including by way of withholding, on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, and if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States;

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  the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the Non-U.S. Holder's disposition of, or the Non-U.S. Holder's holding period for, our common stock.

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests (within the meaning of the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently a USRPHC and, based on our business plan and anticipated operations, do not expect to become a USRPHC in the future. However USRPHC status is an inherently factual determination that involves complex legal considerations. We have not sought an IRS ruling with respect to whether we are a USRPHC and we cannot give definitive assurance regarding our non-USRPHC status. Additionally, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market (within the meaning of the Code and applicable Treasury Regulations), such common stock will be treated as a U.S. real property interest only if a Non-U.S. Holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding the Non-U.S. Holder's disposition of, or the Non-U.S. Holder's holding period for, our common stock. Non-U.S. Holders should be aware that no prediction can be made as to whether our common stock will be regularly traded on an established securities market (within the meaning of the Code and applicable Treasury Regulations).

        Non-U.S. Holders described in the first bullet above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate Non-U.S. Holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Individual Non-U.S. Holders described in the second bullet above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for that year. Non-U.S. Holders should consult any applicable income tax or other treaties that may provide for different rules.

  Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to a Non-U.S. Holder, the Non-U.S. Holder's name and address, and the amount of U.S. federal income tax withheld, if any. A similar report will be sent to the Non-U.S. Holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected to the conduct of a Non-U.S. Holder's trade or business within the United States or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder's country of residence.

        Payments of dividends on, or of proceeds from the disposition of, our common stock made to Non-U.S. Holders may be subject to additional information reporting and backup withholding unless the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E, whichever is applicable, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that a holder claiming to be a Non-U.S. Holder is a U.S. person.

        U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; or (ii) a foreign person with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

  FATCA

        Legislation commonly known as FATCA (under Sections 1471 to 1474 of the Code) generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as defined under FATCA and the applicable Treasury Regulations), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the applicable withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding taxes described above apply currently to any dividend payments on our common stock and will apply after December 31, 2018, to payments of gross proceeds from dispositions of our common stock. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

        The selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC	3,831,945
Deutsche Bank Securities Inc.	2,755,556
Morgan Stanley & Co. LLC	2,755,556
Macquarie Capital (USA) Inc.	1,679,166
Barclays Capital Inc.	1,049,479
Credit Suisse Securities (USA) LLC	1,049,479
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,049,479
Stifel, Nicolaus & Company, Incorporated	1,049,479
First Analysis Securities Corporation	279,861

Total	15,500,000

        The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters' option to purchase additional shares as described below.

        Our common stock is offered subject to a number of conditions, including:

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  receipt and acceptance of our common stock by the underwriters; and

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  the underwriters' right to reject orders in whole or in part.

        We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

        The selling stockholders have granted the underwriters an option to buy up to an aggregate of 2,325,000 additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

        Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.41925 per share from the public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

        The following table shows the per share and total underwriting discount the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to 2,325,000 additional shares.

	No exercise	Full exercise
Per share	$0.80625	$0.80625
Total	$12,496,875.00	$14,371,406.25

        We estimate that the total expenses of the offering payable by us will be approximately $731,000. We have also agreed to reimburse the underwriters for certain of their expenses, including in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc., in an amount up to $25,000.

NO SALES OF SIMILAR SECURITIES

        We, our executive officers and directors, and the holders of more than 5% of our capital stock are expected to enter into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period ending on and including the date that is 90 days after the date of this prospectus.

        UBS Securities LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

        We and the selling stockholders agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

EXCHANGE LISTING

        Our common stock has been approved for listing on the NYSE under the symbol "ADSW".

PRICE STABILIZATION, SHORT POSITIONS

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

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  stabilizing transactions;

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  short sales;

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  purchases to cover positions created by short sales;

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  imposition of penalty bids; and

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  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

AFFILIATIONS

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/ or short positions in these securities and instruments.

ELECTRONIC DISTRIBUTION

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders.

        Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS

European Economic Area

        In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of any offer of ordinary shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

        The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

        The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or all such persons falling within (1)-(3) together being referred to as relevant persons. The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

        This document constitutes an "exempt offering document" as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the shares and any representation to the contrary is an offence.

        Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105. Pursuant to section 3A.3 of NI 33-105, we and the underwriters are not required to provide investors with certain conflicts of interest disclosure pertaining to "connected issuer" and/or "related issuer" relationships that may exist between the company and the underwriters as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale restrictions

        The offer and sale of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus under applicable Canadian securities laws. Any resale of shares acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares outside of Canada.

Representations of purchasers

        Each Canadian investor who purchases the shares will be deemed to have represented to us, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws; (ii) is an "accredited investor" as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions, or NI 45-106, or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a "permitted client" as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and eligibility for investment

        Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of action for damages or rescission

        Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an "eligible foreign security" as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a "misrepresentation" as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of documents

        Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

Australia

        This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

        The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

        The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to "professional investors" within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Japan

        Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

  (1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (2)
  where no consideration is or will be given for the transfer;

  (3)
  where the transfer is by operation of law; or

  (4)
  as specified in Section 276(7) of the SFA.

Switzerland

        This Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Dubai International Finance Centre

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

 EXPERTS

        The consolidated financial statements of Advanced Disposal Services, Inc. incorporated by reference in the 2016 Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.